SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 23, 2002

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE SUDESTE CELLULAR HOLDING COMPANY
(Translation of registrant’s name into English)

Praia de Botafogo, 501, 7ºandar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F:

Form 20-F X	Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item
1.	Press Release entitled: “Tele Sudeste Celular Participações S.A.— Minutes of the 61st Board of Director’s Extraordinary Meeting” dated December 23, 2002.

Tele Sudeste Celular Participações S.A.
Minutes of the 61st Board of Director’s Extraordinary Meeting

December 23, 2002 (02 pages)

For more information, please contact:

Charles E. Allen
TELE SUDESTE CELULAR PARTICIPAÇÕES S.A., Brazil
Tel.:	(55-11) 3549-7200
Fax:	( 55-11) 3549-7202
E-mail:	callen@telesp.com.br
URL:	www.telefonica.com.br

(São Paulo—Brazil), (December 23, 2002) TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. (NYSE: TSD; BOVESPA: TSEP) hereby informs the Minutes of 61st Board of Director’s Extraordinary Meeting held on December 10, 2002:

1.    Date, Time and Venue of the Meeting: December 10, 2002, at 5:00 p.m., at Praia de Botafogo Nº 501, 7th Floor, in the Capital of the State of Rio de Janeiro.

2.    Meeting Board Composition: Felix Pablo Ivorra Cano – President of the Council and Evandro Luis Pippi Kruel – Secretary.

3.    Installation: The meeting started with the presence of counselors that subscribe this minute and after it was verified that the quorum was in accordance to the Company’s By-laws.

4.    Agenda and Deliberations:
4.1)  The CVM Instruction nº 371/02 that regards the use of the accounting entry of deferred fiscal asset to register the result of temporary differences and fiscal losses, as well as negative base of social contribution. As the mentioned subject was analyzed by the Fiscal Council and approved by the Management, the Board of Director’s approves the Technical Research of Viability to the Deferred Fiscal Asset Fulfillment, in accordance with CVM Instruction nº 371/02.
4.2.  Analyze and Deliberate about the interest on the Company’s net worth. The Board of Directors unanimously approved the proposal for the payment of interest on the Company’s net worth in lieu of dividends. The proposal will be submitted to the Shareholders of the Company. The payment of the interest on the Company’s net worth, in accordance with the Article 9 of the Law 9.245/95 and Deliberation nº 207/96 of “Comissão de Valores Mobiliários” (the Brazilian Security Exchange Comission) totals R$13,500,000.00 (thirteen million five hundred thousand reais), which results in R$0.03260819 per lot of 1,000 common and preferred shares. The interest on the Company’s net worth is subject to 15% withholding tax, thus resulting in a net amount of R$11,475,000.00 (eleven million, four hundred and seventy five thousand reais) or R$0.02771696 per lot of 1,000 common and preferred shares, except for those entities that are legally income tax exempt. The corresponding credit will be registered on the Company’s accounting records on December 26, 2002, based on the shareholders individually recorded as such at the same date. From December 27, 2002 on, the shares will be traded “ex-Interest on the Company’s Net Worth”. The payment will be made at the date that will be decided by the Shareholders at the General Shareholders’ Meeting. The value of the interest on the Company’s net worth, net of income tax, will be paid in lieu of the minimum obligatory dividend with reference to the 2002 fiscal year, in accordance with the Company’s By-laws.

5.  Closing of the Meeting: At the end of the meeting as there were no more subjects to be discussed, this minute was approved and signed by the counselors and the secretary, and will henceforth be contained in the meeting log.

Signatures:
Félix Pablo Ivorra Cano—President, and President of the Board of Directors
Fernando Xavier Ferreira, Vice-President of the Board of Directors
Kazuo Moriya—Counselor
Counselors represented by Mr. Félix Pablo Ivorra Cano: Paulo Cesar Pereira Teixeira, Oliver Alexander Flögel, Ernesto Lopez Mozo and Luis Lada Diaz.
Evandro Luíz Pippi Kruel – Secretary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

Date:December 23, 2002	By:	/s/ Charles E. Allen
		Name:	Charles E. Allen
		Title:	Investor Relations Director